UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended: December 31, 2005
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number: 001-12515
OMG Profit Sharing and Retirement Savings Plan
(Full Title of the plan and the address of the plan,
if different from that of issuer named below)
OM Group, Inc. 127 Public Square, 1500 Key Tower, Cleveland, Ohio 44114
(Name of Issuer of the securities held pursuant to
the Plan and the address of its principal executive office)

OMG Profit-Sharing and Retirement Savings Plan
Audited Financial Statements and Supplemental Schedule
December 31, 2005 and 2004 and
Year ended December 31, 2005

Report of Independent Registered Public Accounting Firm
Plan Administrator
OMG Profit-Sharing and Retirement Savings Plan
We have audited the accompanying statements of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan (the Plan) as of December 31, 2005, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005, and the changes in its net assets available for benefits for the year then ended, in conformity with U.S. generally accepted accounting principles.
Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets (held at end of year) of the Plan is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Grant Thornton LLP
Cleveland, Ohio
June 26, 2006

Report of Independent Registered Public Accounting Firm
Plan Administrator
OMG Profit-Sharing and Retirement Savings Plan
Cleveland, Ohio
We have audited the accompanying statement of net assets available for benefits of the OMG Profit-Sharing and Retirement Savings Plan as of December 31, 2004. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the financial statement referred to above presents fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
June 20, 2005

OMG Profit-Sharing and Retirement Savings Plan
Statements of Net Assets Available for Benefits

	December 31,
	2005	2004

Assets
Cash, non-interest bearing	$19,053	$—

Investments, at fair value	39,218,404	39,661,643

Receivables:
Company contribution receivable	1,592,096	1,166,227
Accrued interest and dividends	8,064	7,629
Pending settlements	45	92

Total receivables	1,600,205	1,173,948

Net assets available for benefits	$40,837,662	$40,835,591

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan
Statement of Changes in Net Assets Available for Benefits
Year ended December 31, 2005

Additions
Investment income:
Net depreciation in fair value of investments	$(22,969)
Dividends	760,617
Interest	27,447

765,095

Contributions:
Participants	828,683
Company	1,592,096

2,420,779

Total Additions	3,185,874

Deductions
Benefit payments	3,182,423
Fees	1,380

Total Deductions	3,183,803

Net increase	2,071

Net assets available for benefits:
Beginning of year	40,835,591

End of year	$40,837,662

See notes to financial statements.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements
1. Description of the Plan
The following description of the OMG Profit-Sharing and Retirement Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan covering all eligible employees of OMG Americas, Inc. and OMG Fidelity, Inc., both of which are wholly-owned subsidiaries of OM Group, Inc. (the “Company” and “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). There are no requirements of age but six months of service are required for eligibility.
Contributions
Company contributions are made at the discretion of the Company’s Board of Directors to all employees with six months of service.
Active participants may elect to receive as cash payment 50% of the Company’s contribution, which is otherwise allocated to the Trust on their behalf. If the election of the cash option is not exercised, the amount is credited to their 401(k) deferral account balance in accordance with their investment elections.
Participants may contribute from 1% to 10% of their after-tax annual compensation, as defined in the Plan and subject to Internal Revenue Service (“IRS”) limitations, in the form of salary deduction or direct contributions. In addition, the Plan allows participants to make pre-tax contributions to the Plan, provided that the sum of employee contributions and any other elective deferrals made under all qualified plans maintained by the Company do not exceed 50% of the participant’s compensation, as defined in the Plan and subject to the limitations set forth in the Internal Revenue Code of 1986, as amended (the “Code”). The contribution percentage increased from 40% to 50% due to a Plan amendment executed on May 26, 2005 that was effective as of July 1, 2002.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Also, participants who will have attained at least age 50 before December 31 of the current year can make certain catch-up contributions to the Plan, subject to the Code limitations.
Effective April 28, 2004, the Plan was amended to prohibit participants from allocating or transferring contributions into the OMG Stock Fund.
Participant Accounts
Each participant’s account is credited with the participant’s 401(k) deferral contribution (if any), the participant’s pre-tax and after-tax contribution (if any), the participant’s share of any Company contribution, forfeitures of non-vested contributions and earnings, and investment income earned on their account balance. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account. Participants direct the investment of their account and their share of the Company’s annual contribution into the available investment options.
Vesting
Participants are immediately vested in their 401(k) deferral contributions plus actual earnings thereon. Participants vest ratably over a five-year period in the company contributions, becoming 100% vested after five years of service.
Forfeitures
Upon termination of employment, a participant’s nonvested portion of Company contributions and related earnings are forfeited, with such forfeitures allocated to participants as additional contributions. Any forfeitures are allocated to participants’ accounts based upon the ratio of each participant’s compensation to the total of all participants’ compensation for the year. For the year ended December 31, 2005, forfeited amounts totaled $13,638.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
1. Description of the Plan (continued)
Participant Loans/Hardship Withdrawals
Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 less the highest outstanding balance of a loan made in the prior twelve-month period, or 50% of their vested account balance. The maximum number of years permitted for repayment is five years. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local prevailing rates (currently Prime Rate plus 0.5%) as determined by the Plan Administrator. Interest rates ranged from 4.5% to 8.0%. Principal and interest is paid ratably through monthly payroll deductions.
Participants who prove financial hardship may withdraw a portion of their account balance for medical, educational, or housing reasons, as determined by the Plan Administrator, provided any such withdrawal meets the requirements of Section 401(k) of the Code.
Payment of Benefits
Upon termination of employment prior to normal retirement, participants may elect distribution of their account balance or maintain the account balance until retirement. At retirement, participants may elect distribution of their account balance or maintain the account until the age of 70 1/2. Distributions may be made in the following forms: lump-sum distribution; equal monthly installments not to exceed a period equivalent to a participant’s life expectancy; or equal monthly installments not to exceed a period equivalent to a participant’s life expectancy and that of their designated beneficiary.
Plan Termination
The Company has the right under the Plan to discontinue its contributions at any time and although it has not expressed an intent to do so, to terminate the Plan, subject to the provisions of ERISA. In the event of termination, the accounts of all participants shall become fully vested and the assets of the Plan will be distributed to the participants on the basis of individual account balances at the date of termination.
New Accounting Pronouncement
On December 29, 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position (“FSP”) AAG INV-1 and Statement of Position (“SOP”) 94-4-1, “Reporting of Fully Benefit — Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined — Contribution Health and Welfare and Pension Plans” (“FSP AAG INV-1 and SOP 94-1-1”), which revised the definition of fully benefit-responsive in SOP 94-4. The adoption of FSP AAG INV-1 and SOP 94-4-1 is not expected to have a material impact on the Plan’s net assets available for benefits or changes in net assets available for benefits.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
2. Summary of Accounting Policies
Basis of Accounting
The financial statements of the Plan are prepared on the accrual basis of accounting.
Investment Valuation and Income Recognition
The Plan’s investments are recorded at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. Securities traded on a national securities exchange are valued at the last reported sales price on the last business day of the Plan year. Common trust funds are stated at fair value as determined by the Merrill Lynch Trust Company (“Trustee”), an affiliate of Merrill Lynch, Pierce, Fenner, & Smith Incorporated (“Merrill Lynch”). Loans to participants are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Interest and dividend income is recorded on the accrual basis.
Net realized gains and losses from the sale of investments and the changes in the difference between fair value and the cost of investments are reflected in the statement of changes in net assets available for benefits as net appreciation (depreciation) in fair value of investments.
Administrative Charges
The Plan Sponsor pays Trustee fees and other Plan expenses, except for brokers’ fees, on behalf of the Plan. Fees paid during the year to the Trustee were based on customary and reasonable rates for such services. Brokers’ fees are reflected in the net investment return in each participant’s account.
Payment of Benefits
Benefits are recorded when paid.
Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
3. Investments
During 2005, the Plan’s investments (including investments purchased, sold, and held during the year) appreciated (depreciated) in fair value as follows:

Net Realized
and Unrealized
Appreciation/
(Depreciation)
in Fair Value
of Investments
Shares of registered investment companies	$740,051
Common/collective trust funds	463,945
OMG Stock Fund	(1,226,965)

$(22,969)

Investments that represent 5% or more of the Plan’s net assets are as follows:

	December 31,
	2005	2004

Merrill Lynch Equity Index Trust I	$5,673,079	$6,019,806
Pimco Total Return Fund Class A	$2,600,973	$2,430,377
BlackRock Intermediate Government Bond Portfolio, Class A (formerly State Street Research Government Income Fund Class A)	$3,074,831	$2,788,421
Merrill Lynch Return Preservation Trust Fund	$7,212,932	$5,908,175
Merrill Lynch Fundamental Growth Fund	$7,585,006	$8,434,831
AllianceBernstein Growth and Income Fund [1]	$2,236,531	$2,001,581
OMG Stock Fund (77,893 shares in 2005 and 121,050 shares in 2004) [2]	$1,461,272	$3,924,438

[1]	2004 balance represents less than 5% of the Plan’s net assets.

[2]	2005 balance represents less than 5% of the Plan’s net assets.

OMG Profit-Sharing and Retirement Savings Plan
Notes to Financial Statements (continued)
4. Related Party Transactions
The assets of the Plan are accounted for by the Trustee. Certain Plan investments are shares of registered investment companies or units of common trust funds managed by Merrill Lynch. Therefore, these investments qualify as party-in-interest transactions. Fees paid by the Plan for investment services amounted to $1,380 for the year ended December 31, 2005.
During 2005, the Plan did not receive any dividends from its investment in the OMG Stock Fund.
5. Income Tax Status
The Plan has received a determination letter from the IRS dated February 3, 2003, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan has been amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.
6. Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Supplemental Schedule

OMG Profit-Sharing and Retirement Savings Plan
EIN #34-1604066     Plan #001
Schedule H, Line 4i—Schedule of Assets
(Held at End of Year)
December 31, 2005

Identity of Issue, Borrower,		Current
Lessor or Similar Party	Description of Investment	Value

OMG Stock Fund *	common stock	$1,461,272
Merrill Lynch Equity Index Trust I*	common/collective trust	5,673,079
Victory Diversified Stock Fund	mutual fund	639,368
Thornburg International Value Fund Class A	mutual fund	1,274,170
Pimco Total Return Fund Class A	mutual fund	2,600,973
Evergreen Mid-Cap Growth Fund Class A	mutual fund	1,781,784
JP Morgan Mid-Cap Value Fund Class A	mutual fund	1,856,786
Merrill Lynch International Index Fund*	mutual fund	1,652,295
Merrill Lynch Small Cap Index Fund*	mutual fund	81,728
ABN AMRO/Veredus Aggressive Growth Fund	mutual fund	495,605
Merrill Lynch Return Preservation Trust Fund*	common/collective trust	7,212,932
Merrill Lynch Fundamental Growth Fund*	mutual fund	7,585,006
AllianceBernstein Growth and Income Fund	mutual fund	2,236,531
MainStay Small Cap Opportunities Fund, Class A	mutual fund	1,105,650
BlackRock Intermediate Government Bond Portfolio, Class A	mutual fund	3,074,831
Loans to participants *	Interest rates ranging from 4.50% - 8.00%; various maturities through 2010	486,394

		$39,218,404

*	Indicates party-in-interest to the Plan.

SIGNATURES
     The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

OMG Profit Sharing and Retirement Savings Plan

Date: June 29, 2006	By:	/s/ Kenneth Haber

Kenneth Haber
Chief Financial Officer

OMG Profit Sharing and Retirement Savings Plan
FORM 11-K
INDEX TO EXHIBITS

EXHIBIT		PAGE
NO.		NO.
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm	14

23.2	Consent of Ernst & Young LLP, Independent Registered Public Accounting Firm	15